UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For July 18, 2006
Commission File No. 1-11284
FALCONBRIDGE LIMITED
(Translation of registrant’s name into English)
BCE Place, 181 Bay Street, Suite 200,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________

     Furnished herewith is the sixth amending agreement dated July 16, 2006 for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006 and June 25, 2006, respectively.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
July 18, 2006	By:	/s/ Stephen K. Young
Stephen K. Young — Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	The sixth amending agreement dated July 16, 2006 for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006 and June 25, 2006, respectively.